EXHIBIT 11
CATERPILLAR INC. AND ITS SUBSIDIARIES COMPUTATIONS OF EARNINGS PER SHARE FOR THE YEARS ENDED DECEMBER 31, (Dollars in millions except per share data)
	2008	2007	2006
Profit for the period (A):	$3,557	$3,541	$3,537

Determination of shares (in millions):
Weighted average number of common shares outstanding (B)	610.5	638.2	658.7
Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	17.4	21.3	25.1
Average common shares outstanding for fully diluted computation (C)	627.9	659.5	683.8

Profit per share of common stock:
Assuming no dilution (A/B)	$5.83	$5.55	$5.37
Assuming full dilution (A/C)	$5.66	$5.37	$5.17

Shares outstanding as of December 31 (in millions)	601.5	624.0	645.8